4/22.

04024546

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Companhia Aços Especiais Itabira - Acesita

*CURRENT ADDRESS

PROCESSED APR 26 2004 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3769 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/26/04

82-3769

RECEIVED
2004 APR 22 A 9:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Acesita S.A. and Subsidiaries

AR/S
12-31-03

Financial Statements
For the Years Ended
December 31, 2003 and 2002 and
Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

Companhia Aços Especiais
Itabira - Acesita

Deloitte.

Deloitte Touche Tohmatsu
Rua Paraíba, 1122
20° e 21° andares
30130-141 - Belo Horizonte - MG
Brasil

Tel: +55 (31) 3269-7400
Fax: +55 (31) 3269-7470
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Management of
Acesita S.A.
Belo Horizonte - MG

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Acesita S.A. and subsidiaries as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholders' equity (Company), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. The financial statements of the jointly-controlled subsidiary Cia. Siderúrgica de Tubarão - CST were audited by other independent auditors and our opinion, insofar as it relates to the amounts of this investment and the respective equity pick-up, is based on the report of those auditors.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, based on our audits and on the report of the other independent auditors, the financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated and individual financial positions of Acesita S.A. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, the changes in shareholders' equity (Company), and the changes in their financial positions for the years then ended in conformity with Brazilian accounting practices.

4. As mentioned in Note 3, the Company utilized the option permitted by CVM (Brazilian Securities Commission) Instruction No. 247/96, and did not consolidate the investment held in the subsidiary Aços Planos do Sul S.A., and did not proportionally consolidate the investment in the jointly-controlled subsidiary Cia. Siderúrgica de Tubarão - CST.

5. We have also audited the supplementary statements of cash flows and value added (consolidated and Company) for the years ended December 31, 2003 and 2002, in accordance with the same auditing procedures as those described in paragraph 2. These statements, although not required by Brazilian accounting practices, are presented as additional information. In our opinion, these supplementary statements are fairly presented, in all material respects, in relation to the basic financial statements taken as a whole.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, February 16, 2004
(Except for Note 26, which is dated March 19, 2004)

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Paulo R. Marques Garrucho
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A. AND SUBSIDIARIES

BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian reais - R$)

ASSETS

	Consolidated		Company	
	2003	2002	2003	2002
CURRENT ASSETS:				
Cash and cash equivalents	470,090	158,588	410,120	89,610
Accounts receivable	191,225	200,259	210,456	146,728
Inventories	407,805	342,182	365,176	300,055
Recoverable taxes	34,636	38,168	30,625	33,695
Dividends and interest on capital	7,782	18,245	10,673	18,245
Notes receivable	89,583	2,593	-	-
Swap differentials receivable	-	25,643	-	25,643
Other	32,493	48,186	26,177	46,498
	1,233,614	833,864	1,053,227	660,474
NONCURRENT ASSETS:				
Investments held for sale	170,494	627,848	170,494	627,848
Receivables from affiliated companies	-	3,719	201,529	263,716
Notes receivable	57,253	177,721	57,253	51,642
Recoverable taxes	287,764	302,689	280,453	295,749
Swap differentials receivable	-	227,267	-	227,267
Escrow deposits	129,862	106,101	126,142	102,572
Other	44,785	23,585	42,407	17,602
	690,158	1,468,930	878,278	1,586,396
PERMANENT ASSETS:				
Investments	6,694	4,882	132,945	127,120
Property, plant and equipment	1,845,279	1,942,782	1,750,821	1,848,612
Deferred charges	20,678	25,591	-	-
	1,872,651	1,973,255	1,883,766	1,975,732
Total assets	3,796,423	4,276,049	3,815,271	4,222,602

The accompanying notes are an
integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A. AND SUBSIDIARIES

BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian reais - R$)

LIABILITIES AND SHAREHOLDERS' EQUITY

	Consolidated		Company	
	2003	2002	2003	2002
CURRENT LIABILITIES:				
Loans	861,077	1,253,178	860,798	1,178,805
Swap differentials payable	42,235	-	42,235	-
Debentures	544	43,860	544	43,860
Suppliers				
Domestic	133,121	133,548	129,857	128,400
Foreign	96,570	192,056	95,170	124,823
Payroll and related charges	40,316	29,230	37,016	25,657
Accrued taxes	15,149	9,612	12,923	7,914
Payables to affiliated companies	-	-	-	13,731
Restructuring liabilities	6,170	8,932	5,874	8,534
Other	35,809	40,883	35,772	37,414
	1,230,991	1,711,299	1,220,189	1,569,138
LONG-TERM LIABILITIES:				
Loans	1,131,149	890,800	1,129,104	933,163
Debentures	35,330	462,661	35,330	462,661
Accrued taxes	233,921	252,394	228,069	246,542
Income and other taxes in litigation	98,333	90,380	96,764	88,537
Payables to affiliated companies	-	-	5,755	7,035
Reserve for contingencies	42,827	32,223	37,932	29,280
Other	2,531	-	29,672	48,426
	1,544,091	1,728,458	1,562,626	1,815,644
SHAREHOLDERS' EQUITY:				
Capital	901,921	901,921	901,921	901,921
Capital reserve	3,948	3,948	3,948	3,948
Treasury shares	(3,937)	(3,937)	(3,937)	(3,937)
Revaluation reserves	442,724	624,637	442,724	624,637
Accumulated deficit	(323,315)	(690,277)	(312,200)	(688,749)
	1,021,341	836,292	1,032,456	837,820
Total liabilities and shareholders' equity	3,796,423	4,276,049	3,815,271	4,222,602

The accompanying notes are an
integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A. AND SUBSIDIARIES

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$, except for per share data)

	Consolidated		Company	
	2003	2002	2003	2002
GROSS SALES OF PRODUCTS AND SERVICES:				
Domestic	1,793,089	1,494,045	1,688,042	1,368,539
Export	953,317	608,656	946,327	607,321
Taxes, deductions and rebates	(389,862)	(297,485)	(353,648)	(278,123)
Net sales	2,356,544	1,805,216	2,280,721	1,697,737
COST OF SALES AND SERVICES	(1,723,465)	(1,260,714)	(1,680,913)	(1,195,391)
Gross profit	633,079	544,502	599,808	502,346
OPERATING (EXPENSES) INCOME:				
Selling expenses	(113,601)	(93,616)	(117,804)	(82,186)
General and administrative, principally payroll and related charges, depreciation and amortization	(116,622)	(85,706)	(87,284)	(68,529)
Management compensation	(6,448)	(4,965)	(4,494)	(3,209)
Other, net	(10,604)	(14,721)	(8,931)	(19,960)
Income before financial items and equity pick-up	385,804	345,494	381,295	328,462
FINANCIAL ITEMS:				
Financial expenses	(330,294)	(336,293)	(321,514)	(328,369)
Financial income	50,401	42,556	45,488	36,674
Monetary and exchange variations, net of swap effects	20,996	(358,871)	5,455	(336,092)
	(258,897)	(652,608)	(270,571)	(627,787)
EQUITY IN SUBSIDIARIES AND AFFILIATES:				
Equity pick-up	99,024	34,056	125,198	12,062
Amortization of negative goodwill	892	3,216	892	3,216
	99,916	37,272	126,090	15,278
Income (loss) from operations	226,823	(269,842)	236,814	(284,047)
NONOPERATING EXPENSE	(18,521)	(28,731)	(19,037)	(18,451)
Income (loss) before taxes on income and extraordinary item	208,302	(298,573)	217,777	(302,498)
INCOME AND SOCIAL CONTRIBUTION TAXES	(112)	(1,503)	-	(402)
Net income (loss) before extraordinary item	208,190	(300,076)	217,777	(302,900)
EXTRAORDINARY ITEM	17,358	-	17,358	-
Net income (loss)	225,548	(300,076)	235,135	(302,900)
Outstanding shares at year end - thousands			742,939,864	742,939,864
Earnings (loss) per thousand shares - (R$)			0.32	(0.41)

The accompanying notes are an
integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)

		Capital reserve		Revaluation reserves			
	Capital	Investment grants	Treasury shares	Property, plant and equipment	Subsidiaries	Accumulated deficit	Total
BALANCES DECEMBER 31, 2001	901,921	3,948	(3,937)	506,246	167,453	(423,856)	1,151,775
Realization of revaluation reserve, net of tax effects	-	-	-	(26,391)	(11,616)	38,007	-
Supplementary social contribution tax on revaluation reserve, due to change in rate in effect beginning 2003	-	-	-	(7,329)	(3,726)	-	(11,055)
Net loss	-	-	-	-	-	(302,900)	(302,900)
BALANCES DECEMBER 31, 2002	901,921	3,948	(3,937)	472,526	152,111	(688,749)	837,820
Realization of revaluation reserve, net of tax effects	-	-	-	(29,812)	(13,031)	42,843	-
Realization of revaluation reserve in subsidiary from sale of investment	-	-	-	-	(98,571)	98,571	-
Reversal of revaluation reserve in subsidiary	-	-	-	-	(40,509)	-	(40,509)
Adjustment of taxes on revaluation reserve	-	-	-	10	-	-	10
Net income	-	-	-	-	-	235,135	235,135
BALANCES DECEMBER 31, 2003	901,921	3,948	(3,937)	442,724	-	(312,200)	1,032,456

The accompanying notes are an
integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian reais - R$)

	Consolidated		Company	
	2003	2002	2003	2002
SOURCE OF FUNDS:				
From operations (see below)	244,470	-	214,004	-
From third parties -				
Long-term loans:				
Foreign currency	1,024,401	129,994	1,023,131	129,937
Local currency	139,709	14,980	138,825	14,870
Debentures issued	3,067	424,490	3,067	424,490
Proceeds from sale of investments and property, plant and equipment	492,611	1,309	491,481	-
Dividends and interest on capital received	25,641	28,340	28,531	28,340
Transfer of notes receivable to current assets (credit linked deposit)	99,324	-	-	-
Transfer of other noncurrent assets to current assets and other	40,636	28,071	45,366	-
Total sources	2,069,859	627,184	1,944,405	597,637
USE OF FUNDS:				
In operations (see below)	-	52,767	-	39,672
In noncurrent assets -				
Escrow deposits	9,370	4,073	9,335	1,745
Receivables from affiliated companies and other	24,545	3,669	20,562	146,179
In permanent assets -				
Investments	2,560	3,015	2,707	3,000
Property, plant and equipment	55,017	81,655	36,583	52,192
Deferred charges	47	168	-	-
For other purposes -				
Transfer from long-term loans, swap differentials payable and debentures to current liabilities:				
Foreign currency and swap differentials payable	565,404	606,361	603,566	604,971
Local currency	99,606	17,237	99,185	17,199
Liquidation of debentures	430,765	25,131	430,765	25,130
Credit linked deposit linked to Eurobonds	-	112,830	-	-
Other transfers to current and other	2,487	41,640	-	18,430
Total uses	1,189,801	948,546	1,202,703	908,518
Increase (decrease) in working capital	880,058	(321,362)	741,702	(310,881)

(Continues)

(Continuation)

	Consolidated		Company	
	2003	2002	2003	2002
FUNDS PROVIDED BY (USED IN) OPERATIONS:				
Net income (loss)	225,548	(300,076)	235,135	(302,900)
Items not affecting working capital:				
Depreciation, amortization and depletion	136,433	117,447	119,031	103,485
Monetary variations and charges on long-term items	(29,302)	151,663	(19,454)	143,611
Recognition of long-term provisions	19,571	8,815	17,203	25,331
Gains / losses on sale of investments and property, plant and equipment	(463)	6,795	(4,420)	6,107
Equity in subsidiaries and affiliates	(99,024)	(34,056)	(125,198)	(12,062)
Amortization of negative goodwill	(892)	(3,216)	(892)	(3,216)
Provision for adjusting investment in CST to expected realizable value	8,241	-	8,241	-
Gain on investment in subsidiary	(1,092)	-	(1,092)	-
Extraordinary item (long-term portion)	(14,550)	-	(14,550)	-
Deferred income and social contribution taxes	-	1,503	-	402
Other	-	(1,642)	-	(430)
	244,470	(52,767)	214,004	(39,672)
Current assets				
At end of year	1,233,614	833,864	1,053,227	660,474
At beginning of year	833,864	723,400	660,474	620,189
	399,750	110,464	392,753	40,285
Current liabilities				
At end of year	1,230,991	1,711,299	1,220,189	1,569,138
At beginning of year	1,711,299	1,279,473	1,569,138	1,217,972
	(480,308)	431,826	(348,949)	351,166
Increase (decrease) in working capital	880,058	(321,362)	741,702	(310,881)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003 AND 2002

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Acesita S.A. is a Brazilian publicly-traded company; its main activities are the production and sale of special steel, agribusiness, mining and providing technical services related to these activities.

The Company's principal manufacturing facility is located in Timóteo, Minas Gerais, Brazil, with an annual production capacity of 850,000 tons of steel. The Company also has investments in subsidiaries with businesses related to its own activities.

As of December 31, 2003, the principal subsidiaries and their activities are:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100.00% directly owned) - steel distribution and processing for third parties and subsequent sale to end consumers, under the name "Amorim Comercial", as well as equity interests in other companies, as follows:
  - Acesita Energética Ltda. - (100.00% owned) - reforestation and production of charcoal;
  - Inox Tubos S.A. - (43.85% owned - 50.00% of voting capital) - production and sale of steel tubes with stitching and special alloys;
  - Acesita Argentina S.A. - (30.00% owned - 30.00% of voting capital) - trade office in Argentina;
  - AP Participações S.A. - (100.00% owned) - investment company.
- Aços Planos do Sul S.A. - (50.10% directly owned) - equity interest in:
  - Companhia Siderúrgica de Tubarão - CST - (11.43% owned - 29.64% of voting capital / 2002 - 37.29% and 43.91%, respectively) - production and sale of non-flat steel, iron and other related products.
- Acesita International Ltd. - (100.00% directly owned) - foreign trade office;
- Acesita Export and Trade Ltd. - (100.00% directly owned) - foreign trade office;
- Acesita Centros de Serviços Ltda. - (100.00% directly owned) - sales, import-export transactions and services related to cutting and finishing of steel products in general;
- Aços Villares S.A. - (4.41% directly owned - 4.41% of voting capital) - production and sale of non-flat steel, iron and other related products, and 100.00% ownership of Villares Metals S.A.

In 2003, the Company took several measures aiming to reestablish financial equilibrium, including the sale of investments that were not considered strategic and negotiations for extending current debt maturities. As a result, as of December 31, 2003, the Company reversed the excess of consolidated current liabilities over consolidated current assets which existed as of December 31, 2002; thus, it now has positive consolidated working capital of R$ 2,623, an improvement of R$ 880.058 in relation to 2002.

Accordingly, the Company continued the widely reported process of selling its investment in Companhia Siderúrgica de Tubarão - CST, and on March 27, 2003, it entered into an agreement with Arcelor (one of its controlling shareholders) and Companhia Vale do Rio Doce - CVRD for the purchase and sale of shares, whereby it agreed to sell all is direct investment in CST, as well as the CST shares held by its subsidiary Aços Planos do Sul S.A., which are not linked to the CST Shareholders' Agreement entered into on May 25, 1995. The agreement established the price at US$ 22.66 per thousand shares of any type and class, totaling US$ 161,772,000.

On April 24, 2003, shares other than those included in the CST Shareholders' Agreement were sold; as a result, Acesita received R$ 487,628 for the 14.0% interest in CST's total capital (7.44% of voting capital). This sale generated a nonoperating gain of R$ 1,097, before taxes on the sale and other expenses arising from the transaction that totaled R$ 20,106, recorded under the caption "nonoperating expenses".

The shares included in the CST Shareholders' Agreement that are still held by Acesita S.A. through its jointly-controlled subsidiary Aços Planos do Sul S.A. - representing 5.72% of total capital and 14.85% of voting capital - can be sold through an option agreement after the expiration of the referred Shareholders' Agreement or subject to obtaining an eventual waiver of preemptive rights from the other parties to the referred agreement, based on the aforementioned price, adjusted by the agreement conditions. Accordingly, the Company will take the necessary steps aiming to obtain the waiver from the other parties or not to renovate the referred Shareholder's Agreeement and, originally due on May 25, 2005. As of December 31, 2003, these shares are stated at their expected realizable value.

As defined by the Board of Directors, the proceeds from the sale of shares were exclusively used for reducing the Company's debt, as a way to adjust its capital structure.

In addition, on December 30, 2003, the Company obtained a loan in the pre-export payment system amounting to US$ 125 million, equivalent to R$ 361,150, with maturities to 2006 (see Note 14), thus concluding the plan for extending its debt, which it had scheduled for the year. In 2003, the Company obtained the total amount of US$ 621 million in loans from Brazilian and foreign commercial banks, and financing for investment from the National Bank for Economic and Social Development (BNDES); accordingly, 56% of its consolidated debt is payable in the long term.

Finally, the generation of net income for five consecutive quarters, combined with the focus on the production of items with higher added value, the continuous improvement in market credit conditions and the good acceptance of Company securities, makes it possible to support the strategy of extending the maturities of its short-term debt, and allows Acesita to have an optimistic outlook for the future.

2. SIGNIFICANT ACCOUNTING PRACTICES

(a) Revaluation of property items by jointly-controlled subsidiary Companhia Siderúrgica de Tubarão - CST

As of December 31, 2003, Companhia Siderúrgica de Tubarão - CST recorded a revaluation of its industrial facilities based on an appraisal report issued by an independent appraiser and approved by its Board of Directors, subject to ratification at an Extraordinary Shareholders' Meeting.

The book value of that subsidiary's revalued items was increased by R$ 2,132,292, with an increase to shareholders' equity of R$ 1,407,313, net of tax effects.

The effect of this revaluation for Acesita S.A. - in proportion to its indirect interest in CST of 5.72% - would be an increase in shareholders' equity of R$ 80,620, and an increase in the account that represents its investment in CST ("Investments held for sale" in noncurrent assets).

However, as mentioned in Note 1 and widely disclosed, the Company's strategy includes the sale of the shares linked to the CST Shareholders' Agreement, and are held by Acesita S.A. through its jointly-controlled subsidiary Aços Planos do Sul S.A..

Therefore, the investment in CST is stated at the expected realizable value, and a provision of R$ 48,750 was charged to 2003 income in order to adjust the book value to the estimated realizable value.

Considering the strategic decision of selling the investment in CST, and that this investment is already stated at its realizable value, the Company, supported by the opinion of its independent auditors, elected not to record in its financial statements the effects of this new revaluation of assets recorded by CST; accordingly, as of December 31, 2003, the Company reverted the remaining balance of revaluation reserve recorded by CST on March, 1999 in the amount of R$40,509.

(b) Assets and liabilities denominated in foreign currency or subject to indexation - Assets and liabilities denominated in foreign currency are translated into Brazilian reais at the exchange rate reported by the Central Bank of Brazil at the balance sheet date. Assets and liabilities denominated in Brazilian reais, contractually or legally subject to indexation, are restated to the balance sheet date by applying the corresponding index. Monetary and exchange variations are recorded directly in income. Derivatives represented by exchange rate swaps plus interest, in exchange for interbank deposit rates (CDI), are reflected in the financial statements for the respective unrealized gains or losses, on the accrual basis of accounting.

(c) Current and noncurrent assets -

- *Temporary cash investments* - stated at cost plus income earned to the balance sheet date, based on rates agreed upon with the financial institutions, up to the limit of market value.
- *Allowance for doubtful accounts* - recognized in an amount considered sufficient to cover possible losses on the realization of receivables, based on an individual analysis of receivables, and the financial situation of each customer, including its business relationship with the Company.
- *Inventories* - stated at the lower of average cost (purchase or production) or market value. Imports in transit are stated at the accumulated cost of each import.
- *Other* - stated at the lower of cost or realizable value, including, when applicable, accrued income and monetary variations.

(d) Investments in subsidiaries - Carried under the equity method based on the financial statements of the investees. The financial statements of foreign subsidiaries have been prepared by using accounting practices compatible with those adopted by the Company, with the translation into Brazilian reais made at the exchange rate in effect at the balance sheet date. The gains or losses arising from this translation, which are reflected in the Company's financial statements, are recorded in income. Negative goodwill on acquisition of investments arises from the direct interest held in Companhia Siderúrgica de Tubarão - CST at that time, and has been amortized over ten years based on the future profitability at the time of acquisition.

In view of the decision to sell the investment in Companhia Siderúrgica de Tubarão - CST (see Note 1), the balance representing such investment as of December 31, 2002 was presented in noncurrent assets. As of December 31, 2003 and 2002, the book value of this investment does not exceed net realizable value.

(e) Property, plant and equipment - Stated at revalued amounts, combined with the following aspects:

- *Additions* - Include financial charges capitalized during the construction period.
- *Depreciation* - Computed based on the estimated useful lives of the assets, under the units produced method for items directly related to production and under the straight-line method for other items.
- *Depletion of forest reserves* - Computed based on the ratio of trees felled during the year to potential volume and including accumulated maintenance costs.

(f) Deferred charges - Carried at cost, net of amortization provided from the time benefits start to be generated, over a maximum period of ten years. The consolidated balance also includes goodwill on the acquisition of Amorim Comercial S.A., amortized over ten years from the acquisition date, based on future profitability projections.

(g) Current and long-term liabilities - Stated at their known or estimated amounts, including, when applicable, accrued charges and monetary variations, contractually or legally determined.

(h) Income and social contribution taxes - Deferred taxes arising from temporary differences and tax losses are recognized based on deferred income and social contribution tax liabilities for the Company.

(i) Results of operations - Determined on the accrual basis of accounting.

(j) Use of estimates - The preparation of financial statements requires management to make estimates and adopt assumptions, based on their best judgment, that affect the recorded amounts for assets and liabilities, as well as revenues, costs and expenses. Actual amounts may differ from the estimates.

3. CONSOLIDATION CRITERIA

The consolidated financial statements include the financial statements of the subsidiaries mentioned in Note 1, and their subsidiaries, except for the direct and indirect interest in the jointly-controlled subsidiary Companhia Siderúrgica de Tubarão - CST.

In consolidation, the Company's investment in the shareholders' equity of the subsidiaries and all significant balances of assets and liabilities, revenues, costs, expenses and unrealized profits arising from intercompany transactions were eliminated. Subsidiaries in which control is exercised jointly with other shareholders are consolidated based on the proportional consolidation method applied to each component of such subsidiaries' financial statements.

Reconciliation of shareholders' equity and net income (loss) between the consolidated and Company amounts is as follows:

	Shareholders' equity		Net income (loss)	
	2003	2002	2003	2002
Consolidated	1,021,341	836,292	225,548	(300,076)
Unrealized profits on transactions with subsidiaries	11,115	1,528	9,587	(2,824)
Company	1,032,456	837,820	235,135	(302,900)

As mentioned in Note 1, in view of the Company's strategic decision to sell its direct interest in Companhia Siderúrgica Tubarão - CST and that of Aços Planos do Sul S.A., a holding company for that investment, partially realized in 2003, the Company elected not to consolidate the investment in those investees, CST and Aços Planos do Sul S.A., in the financial statements for the years ended December 31, 2003 and 2002, as permitted by CVM Instruction No. 247/96.

4. CASH AND CASH EQUIVALENTS

	Consolidated		Company	
	2003	2002	2003	2002
Bank accounts	68,694	44,408	58,923	38,335
Cash investments, indexed to US dollar	-	34,239	-	-
Bank deposit certificates	236,628	29,154	229,091	29,154
Repurchase agreements	96,970	19,105	96,970	19,105
Investment funds - exchange	25,120	2,723	25,120	2,723
Other, mainly fixed-income funds	42,678	28,959	16	293
	470,090	158,588	410,120	89,610

Cash investments indexed to the US dollar are represented by foreign deposits in fixed-income mutual funds and/or in foreign call deposits (equivalent to overnight), with yields compatible with interest rates in the US market.

Bank deposit certificates earn yields which approximates the CDI - interbank deposit rates.

Repurchase agreements are investments backed by federal government and/or private securities, with bank commitments to repurchase them and remuneration linked to the CDI.

Investment funds - exchange includes in the portfolios federal government and/or private securities linked to the exchange rate variation directly or through derivatives.

Fixed-income funds include in the portfolios federal government securities, with remuneration linked to Selic (Central Bank of Brazil overnight rate).

5. ACCOUNTS RECEIVABLE

	Consolidated		Company	
	2003	2002	2003	2002
Domestic customers	116,797	85,015	135,287	97,366
Foreign customers	284,594	325,978	283,072	257,792
Advances on export contracts	(195,875)	(202,110)	(195,875)	(202,110)
Allowance for doubtful accounts	(14,291)	(8,624)	(12,028)	(6,320)
	191,225	200,259	210,456	146,728

6. INVENTORIES

	Consolidated		Company	
	2003	2002	2003	2002
Finished products	99,361	100,263	70,182	69,394
Products held by third parties	5,029	4,445	5,029	4,387
Work in process	119,283	97,047	115,405	95,134
Raw materials	108,725	66,176	101,098	59,010
Imports in transit	48,683	40,581	48,647	40,543
Consumable supplies, maintenance and other	26,724	33,670	24,815	31,587
	407,805	342,182	365,176	300,055

Finished product inventories, in the approximate amount of R$54,211 (R$55,092 in 2002), were pledged in guarantee of administrative and court proceedings in progress.

7. RECOVERABLE TAXES

	Consolidated		Company	
	2003	2002	2003	2002
Deferred income and social contribution taxes	226,125	244,591	220,346	238,810
Income tax withheld at source and prepaid taxes	30,420	26,197	26,719	23,212
PIS (tax on revenue)	34,601	39,644	33,434	38,438
ICMS (State VAT) and IPI (Federal VAT)	21,763	18,928	21,072	18,010
Other	9,491	11,497	9,507	10,974
	322,400	340,857	311,078	329,444
Less - Current portion	(34,636)	(38,168)	(30,625)	(33,695)
Noncurrent portion	287,764	302,689	280,453	295,749

PIS credits substantially refer to overpayments in prior years, declared unconstitutional by the Federal Supreme Court in a Declaratory Action. The Company is still challenging the method adopted for adjusting these credits, and its claims were considered groundful in two courts.

As of December 31, 2003, the Company is awaiting judgment on the calculation criteria for these receivables in order to start offsetting them against the PIS amounts payable. The recorded amount does not include possible increases arising from a favorable outcome on the legal action.

At December 31, 2003 and 2002, deferred income and social contribution taxes were calculated and recorded as follows:

	2003			2002
	Income tax	Social contribution tax	Total	Total
Consolidated -				
Tax loss carryforwards	1,377,335	1,452,696		
Temporary differences	472,951	425,804		
	1,850,286	1,878,500		
Tax rates	25%	9%		
Total deferred income and social contribution tax benefits	462,572	169,065	631,637	724,828
Deferred income and social contribution taxes not recognized	(289,659)	(115,853)	(405,512)	(480,237)
Deferred income and social contribution taxes recognized as assets	172,913	53,212	226,125	244,591
Company -				
Tax loss carryforwards	1,220,625	1,287,433		
Temporary differences	411,300	372,908		
	1,631,925	1,660,341		
Tax rates	25%	9%		
Total deferred income and social contribution tax benefits	407,981	149,431	557,412	661,473
Deferred income and social contribution taxes not recognized	(240,676)	(96,390)	(337,066)	(422,663)
Deferred income and social contribution taxes recognized as assets	167,305	53,041	220,346	238,810

The principal temporary differences refer to loss reserves on unamortized goodwill of subsidiaries, asset reversals and accruals to be deducted for tax purposes when settled. Deferred income and social contribution taxes not recognized refer basically to tax loss carryforwards, and nonoperating temporary differences.

As presented in the above table, the Company has significant amounts of unrecognized deferred tax credits. The short and medium-term projections prepared by the Company do not allow making a reasonable estimate of the realization period of this unrecognized asset based only on the future generation of taxable income. Deferred income and social contribution tax credits in the amount of R$ 220,346 (2002 - R$ 238,810) were recognized by the Company based on the existence of deferred income and social contribution tax liabilities related to the revaluation reserve, which ensures realization in about 12 years (2002 - 13 years), as presented below, and realization is in line with the estimated amortization of deferred income and social contribution tax liabilities (See Note 16).

Year	Recorded credits Consolidated	Company
2004	15,818	15,366
2005	15,818	15,366
2006	15,818	15,366
2007	15,818	15,366
2008	15,818	15,366
2009 to 2012	63,272	61,464
2013 to 2015	83,763	82,052
Total	226,125	220,346

Starting in 2003, Brazilian tax legislation establishes a tax rate of 9% for social contribution tax (CSLL), revoking the previous 8% rate. This rate increase did not generate additional recognition of tax credits by the Company, neither on assets nor on the results for 2002.

The reconciliation of income and social contribution taxes included in the statements of operations for 2003 and 2002, between the official and effective rates, is as follows:

	Consolidated			
	2003		2002	
	Income tax	Social contribution	Income tax	Social contribution
Income (loss) before income and social contribution taxes and after extraordinary item	225,660	225,660	(298,573)	(298,573)
Tax rate	25%	9%	25%	9%
Income and social contribution taxes on income (loss) before income and social contribution taxes and after extraordinary item	(56,415)	(20,309)	74,643	26,872
Permanent differences -				
Equity in subsidiaries, net of provisions	24,979	8,912	9,318	3,065
Realization of deferred income and social contribution tax assets	(11,292)	(4,065)	(9,911)	(3,568)
Realization of revaluation reserve in subsidiary	(26,395)	(9,502)	-	-
Other	(4,316)	(1,650)	(11,084)	(3,630)
Income and social contribution tax credits (charges) at the end of each year	(73,439)	(26,614)	62,966	22,739
Income and social contribution tax reversal (credit) not recorded (1)	73,354	26,587	(63,778)	(23,028)
Provision for deferred income tax	-	-	(402)	-
Effective credit (expense) for the year	(85)	(27)	(1,214)	(289)

	Company			
	2003		2002	
	Income tax	Social contribution	Income tax	Social contribution
Income (loss) before income and social contribution taxes and after extraordinary item	235,135	235,135	(302,498)	(302,498)
Tax rates	25%	9%	25%	9%
Income and social contribution taxes on income (loss) before income and social contribution taxes and after extraordinary item	(58,784)	(21,162)	75,624	27,225
Permanent differences -				
Equity in subsidiaries, net of provisions	31,522	11,268	3,820	1,086
Realization of deferred income and social contribution tax assets	(11,292)	(4,065)	(9,911)	(3,568)
Realization of revaluation reserve in subsidiary	(26,395)	(9,502)	-	-
Other	(7,904)	(2,001)	(5,755)	(1,715)
Income and social contribution tax credits (charges) at the end of each year	(72,853)	(25,462)	63,778	23,028
Income and social contribution tax reversal (credit) not recorded (1)	72,853	25,462	(63,778)	(23,028)
Provision for deferred income tax	-	-	(402)	-
Effective credit (expense) for the year	-	-	(402)	-

(1) The reversal arises principally from the exclusion of the effects related to changes in the taxation system for exchange variation in 2003 (from cash to accrual basis)

Current and deferred income and social contribution taxes are comprised as follows:

	Consolidated		Company	
	2003	2002	2003	2002
Income and social contribution taxes -				
Current	(112)	(1,101)	-	-
Deferred	-	(402)	-	(402)
Credit (expense)	(112)	(1,503)	-	(402)

8. NOTES RECEIVABLE

Refers to promissory notes receivable due to prior year's sales of equity interests in Villares Group, in the amount of R$ 57,253 (2002 - R$51,642) - Consolidated and Company - and a deposit by the subsidiary Acesita International Ltd. as guarantee in the process of acquiring Eurobonds through an international financial institution in the amount of R$ 89,583 (2002 - R$ 128,672) - consolidated - (see Note 14).

9. RESTRUCTURING LIABILITIES

As fully disclosed in the financial statements as of December 31,1998, the Company and its subsidiaries recognized significant adjustments in their accounts that year, in view of the strategic realignment of their businesses, as well as financial and shareholder restructuring, which included the sale of investments not considered strategic at that time, including those in Sifco S.A. and Indústrias Villares S.A..

Accordingly, on June 30, 2002, the Company sold all its shares in Coinvest - Companhia de Investimentos Interlagos (formerly Indústrias Villares S.A.). As part of the negotiation process, the Company received shares of Aços Villares S.A., thus changing its interest in the capital of the latter from 1.74% to 4.41% (representing 4.41% of voting capital). This operation did not have any effect on the statement of operations for 2002, and this investment is stated at cost.

In addition, in the first quarter of 2002, Acesita S.A. sold all of its shares, representing 99.89% of voting capital and 98.95% of the total capital of Sifco S.A., to MTP - Metalúrgica de Tubos de Precisão Ltda. ("MTP"), formerly Mannesman Tubos de Precisão Ltda.. This sale was made based on technical valuations of Sifco's net assets, prepared by an independent consulting firm, whose studies and analyses indicated that Sifco had a negative net equity of approximately R$90,000.

The sale agreement provided that the Company would assume Sifco's liabilities in that amount, which could be reduced by up to R$ 20,000 - original amount, the restated amount at December 31, 2003 of which is R$ 26,673 (2002- R$ 31,021) - depending on Sifco's operating cash generation (EBITDA) in 2002, to be determined by a specific report prepared by other independent auditors in conformity with predefined criteria and assumptions included in the sale agreement. MTP paid the Company the amount of ten Brazilian reais (R$10.00) for these shares and assumed full responsibility for the management of Sifco S.A., including its remaining liabilities, upon conclusion of the transaction.

Based on the report issued by the independent auditors specifically engaged for that purpose, Sifco's EBITDA in 2002 was higher than that defined in the sale agreement, which would allow the Company to adjust the reserve for the aforementioned assumed liabilities. However, since at that time, certain Sifco debts secured by the Company were still outstanding, management elected to maintain a reserve to cover guarantees not secured by collateral which, in management's opinion, are the sole responsibility of Sifco.

In 2003, as the parties did not agree with the criteria adopted for calculating the EBITDA for 2002, management elected to maintain the reserve until a final resolution on this issue.

As of December 31, the composition of the remaining restructuring items is as follows:

	2003	2002
Restructuring assets -		
Forests, land and other permanent assets	25,521	24,711
Accounts receivable from asset sales	2,241	3,348
Other receivables and rights	1,565	5,819
	29,327	33,878
Reserve for realization of restructuring assets (*)	(35,497)	(42,810)
Restructuring liabilities - net - Consolidated	(6,170)	(8,932)
Subsidiaries	296	398
Restructuring liabilities - net - Company	(5,874)	(8,534)

(*) Includes reserve inherent in the process related to the sale of Sifco S.A.

The remaining restructuring assets have been permanently evaluated in accordance with their expected future realization, in order to ensure that the recorded reserve is sufficient to cover possible losses on the realization of these assets. Considering that the amount related to the reserve for realization of restructuring assets - Company and consolidated - is higher than the book value of these assets, the net amount is presented in current liabilities as "restructuring liabilities".

10. INVESTMENTS

a) Information on investees:

	Acesita Export and Trade Ltd.		Acesita Centros de Serviços Ltda.		Acesita Serviços, Com., Ind. e Part. Ltda.		Aços Planos do Sul S.A.		Companhia Siderúrgica de Tubarão - CST	
	2003	2002	2003	2002	2003	2002	2003	2002	2003(*)	2002
Capital	144	-	6,162	6,168	128,832	128,832	230,998	851,510	-	2,782,106
Number of shares/sharequotas held (In thousands) -										
Common	-	-	-	-	-	-	365,035	426,607	-	-
Preferred	-	-	-	-	-	-	-	-	-	477,177
Sharequotas	500	-	6,162	6,168	128,832	128,832	-	-	-	-
Shareholders' equity - per books	144	-	979	1,901	127,713	122,921	547,669	1,059,854	-	3,665,038
Adjustment accounting practice -										
Amortization of negative goodwill (goodwill), net of taxes	-	-	-	-	(2,536)	(2,537)	50,869	144,102	-	-
Exclusion of effects of asset revaluation recorded by CST (See Note 2)	-	-	-	-	-	-	(241,782)	-	-	-
Shareholders' equity - adjusted	144	-	979	1,901	125,177	120,384	356,756	1,203,956	-	3,665,038
Ownership (%) at year end	100	-	100	100	100	100	50.1	50.1	-	0.94
Equity investment	144	-	979	1,901	125,177	120,384	178,735	603,182	-	34,307
Unamortized negative goodwill	-	-	-	-	-	-	-	-	-	(9,641)
	144	-	979	1,901	125,177	120,384	178,735	603,182	-	24,666
Other information on investees -										
Net income (loss) - adjusted	(3)	-	(770)	(3,515)	8,193	(2,076)	114,256	45,318	-	136,656
Other changes:										
Sales of treasury shares	-	-	-	-	-	-	-	-	-	4,977
Dividends and interest on capital	-	-	-	-	3,400	-	51,179	53,704	-	144,575
Change in CSLL tax rate on revaluation reserve	-	-	-	-	-	-	-	-	-	(13,406)
Decrease in reserve for investment, working capital and other	-	-	-	-	-	-	-	-	-	(1,595)

(*) The direct investment in CST was sold in 2003 (See Note 1).

(b) Changes in investments are as follows:

	In subsidiaries				
	Acesita Export and Trade Ltd.	Acesita Centros de Serviços Ltda.	Acesita Serviços, Com., Ind. e Part. Ltda.	In other companies and other investments	Total
Balance December 31, 2002	-	1,901	120,384	4,835	127,120
Purchase of investment	147	-	-	-	147
Equity in subsidiaries	(3)	(770)	8,193	-	7,420
Interest on capital receivable			(3,400)		(3,400)
Reversal of reserve for losses	-	-	-	1,810	1,810
Partial spin-off	-	(152)	-	-	(152)
Balance December 31, 2003	144	979	125,177	6,645	132,945

Changes in direct and indirect investments in Companhia Siderúrgica de Tubarão - CST in 2003 are as follows:

	Aços Planos do Sul S.A.	Companhia Siderúrgica de Tubarão - CST	APSL ONPN Participações S.A.	APSL Arcelor Participações S.A.	Total
Balance December 31, 2002	603,182	24,666	-	-	627,848
Purchase of shares	-	2,560	-	-	2,560
Equity in subsidiaries	96,368	2,656	-	-	99,024
Amortized negative goodwill		892			892
Spin-off on March 31, 2003	(454,665)	-	161,288	293,377	-
Capital contribution with shares	-	(30,774)	30,774	-	-
Gain on investment	-	-	1,092	-	1,092
Sale of shares	-	-	(193,154)	(293,377)	(486,531)
Reversal of revaluation balance in subsidiary	(40,509)	-	-	-	(40,509)
Reserve for adjustment to market value	(8,241)	-	-	-	(8,241)
Dividends and interest on capital	(25,641)	-	-	-	(25,641)
Balance December 31, 2003	170,494	-	-	-	170,494

(c) The financial statements of Aços Planos do Sul S.A. were adjusted under the equity method to reflect the significant accounting practices adopted by the Company. At December 31, 2003 and 2002, the adjustment to the reported shareholders' equity, shown above, refers to amortization of negative goodwill, generated upon acquisition of the investment in Companhia Siderúrgica de Tubarão - CST. At December 31, 2003, the unamortized balance of negative goodwill is R$ 49,842 (R$ 110,126 in 2002).

(d) Companhia Siderúrgica de Tubarão - CST, as well as the Company, made a revaluation of property, plant and equipment in March 1999, and the respective increase in assets was reflected then in the Company's shareholders' equity as revaluation reserves. As mentioned in Note 2(a), as of December 31, 2003, the Company reverted the remaining balance of the referred revaluation in the amount of R$40,509. The effect recorded in income by the Company, represented by depreciation and write-off of the revalued assets, including the investment's write-off, is R$ 111,602 (R$ 11,616 in 2002).

(e) The subsidiary Acesita International Ltd. has negative net assets, at December 31, 2003, of R$ 29,672, (R$ 48,426 in 2002), classified as other long-term liabilities.

(f) The realizable value per thousand shares, regardless of class, of Companhia Siderúrgica de Tubarão - CST, was calculated based on the bid for joint purchase by Arcelor and Companhia Vale de Rio Doce (see Note 1). The other investees do not have shares traded on stock exchanges.

(g) In view of the sale process currently being negotiated, the direct and indirect investments in Companhia Siderúrgica de Tubarão were reclassified to noncurrent assets.

(h) In order to raise funds abroad and perform commercial operations, the wholly-owned foreign subsidiary Acesita Export and Trade Ltd. was formed in the last quarter of 2003.

(i) In October 2003, as fully disclosed, the Extraordinary Shareholders' Meeting approved the merger, by the Company, of the net assets from the partial spin-off of its subsidiary Acesita Centros de Serviços Ltda. This spin-off was made because there is no strategic or corporate reason for maintaining Celqui - a branch of Acesita Centros de Serviços Ltda. - as an independent structure of Acesita S.A., as the activities of Celqui are fully integrated into the industrial flow of Acesita S.A.. Implementation was administrative in nature without significant costs, and neither were the merged net assets, appraised at a market value of R$ 1,000.00. The operation did not result in gain or loss, and no change in the number and composition by type and class of shares issued by Acesita S.A..

(j) Equity pick-up is as follows:

	Consolidated		Company	
	2003	2002	2003	2002
Acesita Serviços Com. Ind. e Participações Ltda.	-	-	8,193	(2,076)
Aços Planos do Sul S.A.	96,368	32,673	96,368	32,673
Companhia Siderúrgica de Tubarão - CST	2,656	1,383	2,656	1,383
Acesita International Ltd.	-	-	18,754	(16,402)
Acesita Centros de Serviços Ltda.	-	-	(770)	(3,516)
Acesita Export and Trade Ltd.	-	-	(3)	-
	99,024	34,056	125,198	12,062

11. RELATED-PARTY TRANSACTIONS

(a) The Company's principal balances and transactions with affiliated companies:

	Assets			Liabilities		
	Receivables from affiliated companies	Accounts receivable and other	Total	Payables to affiliated companies	Foreign suppliers, loans and other	Total
Arcelor Group	-	78	78	-	228	228
Acesita Serviços, Comércio, Indústria e Participações Ltda.	-	53,933	53,933	-	37	37
Acesita International Ltd.	200,493	-	200,493	5,755	41,351	47,106
Acesita Energética Ltda.	-	40	40	-	756	756
Preservar Madeira Reflorestada Ltda.	-	1,758	1,758	-	113	113
Acesita Centros de Serviços Ltda.	1,036	2,690	3,726	-	657	657
Aços Planos do Sul S.A.	-	7,782	7,782	-	-	-
Inox Tubos S.A.	-	2,169	2,169	-	23	23
Acesita Export and Trade Ltd.	-	42,959	42,959	-	361,205	361,205
Total - 2003	201,529	111,409	312,938	5,755	404,370	410,125
Total - 2002	263,716	50,068	313,784	20,766	273,611	294,377

	Results of operations				
	Revenue / Income				
	Sales	Financial income and exchange variations	Total	Financial expenses, exchange variation and other	Purchases
Arcelor Group	(a)	1,107	1,107	12	17.417
Acesita Serviços, Comércio, Indústria e Participações Ltda.	150,300	-	150,300	289	893
Acesita International Ltd.	-	13,711	13,711	67,149	-
Acesita Energética Ltda.	-	50	50	606	23,423
Preservar Madeira Reflorestada Ltda.	-	-	-	-	1,471
Acesita Centro de Serviços Ltda.	-	230	230	28	12,325
Inox Tubos S. A.	65,504	-	65,504	-	1,094
Acesita Export and Trade Ltd.	42,959	-	42,959	467	-
Companhia Siderúrgica de Tubarão	20	-	20	-	1,428
Total - 2003	258,783	15,098	273,881	68,551	58,051
Total - 2002	169,867	56,334	226,201	26,800	33,051

(a) See additional information in Note 14.

The controlling shareholders subscribed 38,872 debentures of the December 1, 2002 issue, the balance of which at December 31, 2002 was equivalent to R$ 421,938. These debentures were fully redeemed in April 2003. Financial expenses related to this issue totaled R$ 47,161 until redemption, in the results for 2003 (R$ 16,610 in 2002).

Transactions with related parties were made under conditions considered by management to be compatible with market conditions. Loans with subsidiaries are indexed based on rates and terms individually agreed, ranging from LIBOR + 3% p.a. to 8% p.a., plus exchange variation. Sales are made at prices compatible with those charged to unrelated customers, considering volumes and other commercial aspects.

Receivables and payables of the same type between the Company and Acesita International Ltd. are presented at the net amount.

(b) Guarantees

As of December 31, 2003 and 2002, the Company provided guarantees on behalf of affiliated companies, including those that have been recently sold, as follows:

	2003	2002
Sifco S.A. (*)	149	34,100
Acesita International Ltd.	28,892	222,598
Other	906	1,169
	29,947	257,867

(*) As mentioned in Note 9, Sifco S.A. and its subsidiaries were sold in 2002, and are no longer considered affiliated companies.

12. PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Company		Estimated
	2003	2002	2003	2002	useful lives (years)
In operation -					
Buildings and installations	460,996	460,469	443,173	441,709	5 to 50
Industrial equipment and distribution system	2,151,545	2,109,553	2,127,946	2,086,118	5 to 40
Vehicles, furniture and fixtures, and tools	38,582	36,071	34,000	31,917	5 to 10
Reforestation	161,757	150,682	434	434	(*)
Other	61,925	59,903	61,207	59,297	Various
	2,874,805	2,816,678	2,666,760	2,619,475	
Accumulated depreciation and depletion	(1,057,231)	(926,533)	(937,002)	(814,919)	
	1,817,574	1,890,145	1,729,758	1,804,556	
Land	10,183	10,635	6,103	6,103	
Advances to suppliers	2,515	28,893	2,516	28,893	
Construction in progress	11,969	6,954	11,953	6,809	
Imports in transit	3,038	6,155	491	2,251	
	27,705	52,637	21,063	44,056	
	1,845,279	1,942,782	1,750,821	1,848,612	

(*) Based on the depleted area.

(a) As of June 30, 2001, the Company recorded a revaluation write-up of a substantial portion of its industrial property, plant and equipment based on an appraisal report issued by an independent appraiser, approved at the Extraordinary Shareholders' Meeting on August 13, 2001. The recovery of the total value of these assets from the Company's future operations was taken into consideration in recording the write-up.

The book value of revalued items at June 30, 2001 increased from R$ 1,268,709 to R$ 1,685,531, representing an increase of R$ 416,822 in property, plant and equipment, and R$ 279,271 in the revaluation reserve in shareholders' equity, net of tax effects.

As of December 31, 2003, the revaluation increment, recorded in property, plant and equipment, amounts to R$ 670,794 (R$ 715,948 in 2002). Depreciation of the revaluation increment for 2003 was R$ 45,170 (R$ 39,645 in 2002).

(b) As fully disclosed, at the end of the first half of October 2002, the Company's blast furnace No. 2 had a malfunction, which led to its shut-down. All resources required for the return to normal operations, which was quickly achieved, were made available at the Timotéo plant. Subsequently, the Company scheduled a mini-rebuild of blast furnace No. 2 for 2003, aiming at minimizing possible risks of new problems associated with the incident in October 2002. Accordingly, the financial statements as of December 31, 2002 include an accrual estimated at R$12,700 to cover costs related to this mini-rebuild, charged to the results of operations, under the caption "other operating expenses". As of December 31, 2003, since the Company decided to purchase new specific technology for blast furnaces that included the use of a high volume of pellets, the previously recorded reserve for rebuild was reversed and the Company recorded a reserve for writing off components of blast furnace No.2 that are expected to be replaced in the middle of 2004. The amount of this new reserve was R$ 10,472 as of December 31, 2003.

(c) As of December 31, 2003, the Company had R$ 487,646 (R$ 414,250 in 2002) of land, buildings and equipment pledged as collateral.

13. DEFERRED CHARGES

	Consolidated		Annual
	2003	2002	amortization (%)
Goodwill on acquisition of investments	31,283	31,283	10
Other	321	273	10
	31,604	31,556	
Accumulated amortization	(10,926)	(5,965)	
	20,678	25,591	

14. LOANS

	Annual weighted average interest and fees (%)		Consolidated		Company	
	2003	2002	2003	2002	2003	2002
Foreign currency (*)						
Advances on exchange contracts and prepayments	7.02	6.92	1,134,048	600,721	1,130,340	716,176
Securitization of receivables	8.91	8.61	159,986	389,520	159,986	389,519
Raw materials and replacement parts	5.04	4.00	61,391	176,857	61,391	221,573
Property additions	7.73	5.79	161,503	177,953	161,503	183,725
Eurobonds	11.13	11.13	168,164	206,419	204,073	248,868
Working capital and other	7.20	10.02	198,707	429,869	165,446	195,849
			1,883,799	1,981,339	1,882,739	1,955,710
Local currency -						
Property additions	10.41	10.19	3,659	1,735	2,503	1,457
Working capital and other	10.88	10.41	104,768	160,904	104,660	154,801
			108,427	162,639	107,163	156,258
			1,992,226	2,143,978	1,989,902	2,111,968
Less - current portion			(861,077)	(1,253,178)	(860,798)	(1,178,805)
Long-term portion			1,131,149	890,800	1,129,104	933,163

(*) Principally denominated in U.S. dollars

Loans are subject to exchange variation or monetary restatement based on official indexes or rates, and are partially collateralized by equipment.

Eurobonds - Financing through the Eurobond issue matures in 2004, with an earlier redemption option in October 2001. About 54% of the bondholders, amounting to US$ 80,685,000, equivalent to R$ 224,224,000, exercised their put option, settled on October 15, 2001, at a 0.75% discount.

The Eurobond contract provides for the acceleration of maturity in the event of noncompliance with certain covenants and conditions. In September 2002, as approved by the bondholders' meeting convened by the Trustee, the Company obtained a waiver that eliminated the existing covenants and the negative pledge clauses.

In order to eliminate these covenants, the Company appointed an international financial institution (Deutsche Bank), which acquired Eurobonds from bondholders that were not willing to continue holding these bonds, and became the Company's creditor in place of the original bondholders. In return, the Company, through its subsidiary Acesita International Ltd., made a deposit with the referred financial institution in guarantee for the bonds acquired (Credit Linked Deposits), subject to the same interest applicable to Eurobonds. Total or partial reimbursement of the deposit to this subsidiary is subject to the settlement of the Eurobonds by the Company on their original maturity date - October 2004 - or to the transfer of securities currently held by Deutsche Bank to third parties, whichever occurs first. At December 31, 2003, guarantees deposited with Deutsche Bank amount to R$ 89,583 (R$ 128,672 in 2002), equivalent to US$ 31,006,000 (US$ 36,417,000 in 2002), classified as notes receivable (consolidated).

Securitization of receivables - In August 2000, the Company performed receivables securitization transactions by the issuance of certificates, in the original amount of R$ 273,060, equivalent to US$ 150 million, payable in 48 months, with a grace period of one year and subject to an annual rate of 9.3%, including collateral interest. Accordingly, the Company's exports, except to Mercosur and other qualified customers, are made through its specific-purpose subsidiary located abroad, Stainless Overseas. Portions of these receivables ensure monthly payments. In the event the Company does not export a volume sufficient to settle these installments, the Arcelor Group is responsible for carrying out supplementary trading operations until the required volume is reached. In 2003, exports through Stainless Overseas amounted to R$ 803,768 (R$ 540,370 in 2002), of which R$ 449,262 (R$ 323,926 in 2002) were made with Arcelor Group companies. At December 31, 2003, the balance payable on this transaction is R$ 180,807 (R$ 354,085 in 2002) classified under Securitization of receivables.

In 2003, the Company obtained a waiver, allowing that all of its exports to Arcelor Group companies could be shipped without going through Stainless Overseas.

Structured prepayment of exports - In December 2003, the Company concluded, together with a banking syndicate, a structured prepayment of exports operation in the original amount of R$ 360,738, equivalent to US$ 125 million, payable over 24 months, grace period of one year, subject to monthly LIBOR plus 4.35% p.a.. The operation is backed by a promissory note and collateral of Acesita S.A., and requires that the Company comply with covenants related to indebtedness ratios, amount of financial expense and cash generation, and shipment of exports to Arcelor Group customers through its subsidiary Acesita Export and Trade Ltd.. Portions of these receivables are pledged in guarantee of the monthly payments.

In the individual and consolidated financial statements as of December 31, 2003, temporary cash investments earmarked exclusively for loan payments, in the amount of R$ 7,275 (R$ 14,463 in 2002), were deposited in a restricted bank account, classified as a reduction of the related debt.

As of December 31, the long-term portion matures as follows:

Year	Consolidated 2003	Consolidated 2002	Company 2003	Company 2002
2004	-	583,926	-	626,505
2005	418,934	171,958	417,866	171,774
2006	354,810	73,810	353,988	73,779
2007	137,648	44,352	137,493	44,352
2008	72,977	8,777	72,977	8,777
2009	68,443	4,630	68,443	4,630
2010	54,057	3,347	54,057	3,346
2011	24,280	-	24,280	-
	1,131,149	890,800	1,129,104	933,163

15. DEBENTURES

Issue	Issue date	Quantity Issued	Quantity Outstanding	Original maturity	Annual rate	Consolidated and Company 2003	Consolidated and Company 2002
3rd	08.31.98	135	-	06.15.05	TJLP +4.91%	-	63,893
5th	12.01.02	80,000	3,533	12.01.06	IGPM +12%	35,874	442,628
						35,874	506,521
Less - current portion						(544)	(43,860)
Long-term portion						35,330	462,661

August 31, 1998 issue - Under a private offering, the Company issued 135 registered debentures, nonconvertible, totally subscribed by the BNDES (National Bank for Economic and Social Development), amounting to R$135,000, guaranteed by a real estate mortgage, with the endorsement of the controlling shareholders at the time of issue. The debentures are subject to interest calculated based on the TJLP (Brazilian long-term interest rate) and a spread of 4.91% per year, with capitalization of TJLP interest exceeding 6% per year, semiannual maturities from June 15, 1999 to June 15, 2005, and a redemption option (total or partial) at the discretion of the issuer. On April 22, 2003, the Company opted for the earlier redemption and fully liquidated the debentures of this issue.

December 1, 2002 issue - The Company issued 80,000 simple debentures, registered, without certificates and nonconvertible, with a face value of R$10,000.00 each, totaling R$800,000, maturing on December 1, 2006. Until December 1, 2004, these debentures are subject to interest at the annual rate of 12% on the amount restated based on the General Market Price Index (IGP-M) published by the Fundação Getúlio Vargas, paid annually on December 1, 2003 and 2004. Beginning December 1, 2004, the Company's Board of Directors will be responsible for determining the debenture renegotiation conditions, approving new terms, yield and monetary restatement conditions, as well as maturity dates, or approving the earlier redemption, in total or in part, of the debentures. Debentureholders not agreeing with possible new conditions established by the Board will be entitled to a period of five business days, from the publication of the "Notice to Debentureholders", to indicate their right to sell their debentures to the Company. In this case, the Company is obliged to acquire, at the restated value, debentures whose holders do not agree with these new terms. Any acquired debentures resulting from the option to sell exercised by debentureholders may be cancelled, held in treasury or be reissued in the market.

On April 11, 2003, the Company's Board of Directors decided to stop the public offering of these debentures and to cancel 37,545 debentures that had not been issued in the market until that date.

In addition, in April 2003, the Company offered early redemption to the holders of these debentures. Investors who held 39,172 debentures accepted the offer, and the Company redeemed them on April 24 and 28, 2003. Subsequently, on October 21, 2003, 250 debentures were reissued; therefore, there were 3,533 outstanding debentures (42,449 in 2002) as of December 31, 2003.

16. ACCRUED TAXES

	Consolidated		Company	
	2003	2002	2003	2002
Deferred income and social contribution taxes	233,921	252,394	228,069	246,542
Income tax withheld at source	2,696	4,248	2,082	4,015
Taxes on income	72	106	-	-
COFINS (tax on revenue)	6,216	2,882	5,432	2,156
IPI (Federal VAT)	1,948	765	1,929	768
ICMS (State VAT)	2,126	995	1,712	660
Other	2,091	616	1,768	315
	249,070	262,006	240,992	254,456
Less - current portion	(15,149)	(9,612)	(12,923)	(7,914)
Long-term portion	233,921	252,394	228,069	246,542

Deferred income and social contribution taxes refer basically to taxes on revaluation reserves, for which realization is based on depreciation or disposal of the revalued assets.

17. INCOME AND OTHER TAXES IN LITIGATION

	Consolidated		Company	
	2003	2002	2003	2002
Income tax	41,105	38,397	40,690	37,989
Social contribution tax	14,667	13,414	14,540	13,287
PIS (tax on revenue)	40,688	36,721	40,009	36,073
INSS (social security contribution related to independent contractors)	1,353	1,393	1,113	827
COFINS (tax on revenue)	-	-	-	-
Other	520	455	412	361
	98,333	90,380	96,764	88,537

The Company and its subsidiaries are parties to pending litigation challenging the legal aspects of certain taxes, and have escrow deposits related to these taxes and part of the contingencies mentioned in Note 18, in the amount of R$ 129,862 (consolidated) and R$126,142 - Company (R$ 106,101 and R$ 102,572, respectively, in 2002).

These lawsuits are related to the following principal issues:

- Income and social contribution taxes - Refer to the difference, deposited in escrow, between taxable income offset against the accumulated deficit restated based on the inflation effects of the Summer Plan (economic stabilization), without observing the 30% annual limit and the criteria defined by the tax legislation in force, which is being challenged.

- PIS (tax on revenue)- Refers to the restatement of PIS calculated on a semiannual basis, determined while Decree-Laws No. 2445/88 and 2449/88 were in effect.

In November 2002, the Company filed, with the appropriate court, an application to discontinue the litigation against the expansion of the PIS and COFINS calculation basis, as well as the increase in the COFINS rate introduced by Law No. 9718/98, as it understood the outcome might be unfavorable, and wrote off the accrual previously recognized against the existing escrow deposit balance. As of December 31, 2003, the lawsuit is awaiting examination by the related federal authorities.

18. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain labor, tax, civil and other lawsuits and administrative proceedings arising in the ordinary course of business, before various courts and governmental agencies.

Management, based on information provided by legal counsel, an analysis of pending lawsuits and, regarding labor claims, based on prior experience in connection with claimed amounts, recognized a reserve for contingencies in amounts considered sufficient to cover potential losses on pending litigation, as follows:

	2003	2002
Tax	21,365	16,528
Labor	8,503	3,872
Civil	8,064	8,880
Total Company	37,932	29,280
Subsidiaries	4,895	2,943
Total consolidated	42,827	32,223

These reserves refer to the following major issues:

Tax -

- Social contribution tax - Litigation on attorney fee awards from a lawsuit previously settled, estimated at R$ 2,490 (2002 - R$ 2,043).

- ICMS (State VAT) - Refers substantially to a reserve to cover possible losses from a number of lawsuits filed by state tax authorities in connection with a dispute on the use of credits on products considered to be intermediate by the Company and for use and consumption by the authorities. At December 31, 2003, the recognized reserve amounted to R$ 14,308 (2002 - R$ 11,363). The additional provision in relation to the prior year is classified under other operating expenses.

- Other - Refers substantially to reserves to cover losses from compulsory fees, increase in rates regulated by government agencies and similar, totaling R$ 4,567 (2002 - R$ 3,122).

Labor -

- The Company is a defendant in a number of labor claims, including moral and physical damages. The reserve to cover a possible unfavorable outcome is recognized on an individual basis, based on the opinion of the Company's legal counsel as to the possible or probable loss. The Company recognized a reserve to cover these contingencies in the amount of R$ 8,503 (2002 - R$ 3,872).

Civil -

- The Company is a defendant in a number of civil lawsuits, including moral and physical damages, property and possessory actions, among others. Based on the opinion of its legal counsel, the Company recognized a reserve of R$ 8,064 (2002 - R$ 8,880) to cover these lawsuits.

Additionally, the Company is a defendant in other disputes, principally related to social security contributions, estimated at R$ 26,918 (R$ 35,995 in 2002). Based on legal counsel's opinion that the outcome of these lawsuits is difficult to be predicted, management did not recognize a reserve.

19. SHAREHOLDERS' EQUITY

Subscribed and paid-up capital is as follows:

	2003	2002
Common shares	249,008,650,479	249,008,650,479
Preferred shares	496,475,129,241	496,475,129,241
Total	745,483,779,720	745,483,779,720

The Company is authorized to increase its capital by up to 800,000,000,000 shares, without changes in the bylaws, divided into 266,666,666,667 common and 533,333,333,333 preferred shares, upon a decision made by the Board of Directors and under the conditions established thereby.

Preferred shares have priority in the redemption of capital with the same premium as for common shares, and participate on equal conditions with the common shares in capital increases from the capitalization of monetary restatement, reserves and profits.

Shareholders are entitled to minimum mandatory cash dividends of 25% of net income, calculated and adjusted in accordance with article 202 of Law No. 6404/76. Preferred shareholders are entitled to dividends 10% higher than those attributed to common shares.

As of December 31, 2003, book value per thousand shares was R$ 1.36 (R$ 1.12 in 2002).

At the Extraordinary Shareholders' Meeting on January 13, 1998, the Company was authorized to acquire its own shares to be held in treasury temporarily for future sale or cancellation. The book value of these shares, stated at cost, was R$ 3,937. There was no sale of these shares in the year. The composition is as follows:

		Cost in Brazilian reais (per thousand shares)			Market value	
Type	Number	Weighted average	Maximum	Minimum	2003	2002
Common	1,489,015,625	1.65	1.70	1.61	2,457	1,266
Preferred	1,054,900,000	1.66	1.68	1.63	1,751	971
					4,208	2,237

20. NONOPERATING EXPENSE

For 2003, nonoperating expenses amounting to R$18,521 and R$19,037 - consolidated and Company, respectively - are substantially represented by the net results on the sale of shares of Companhia Siderúrgica de Tubarão - CST that were not included in the Shareholders' Agreement (see Note 1), as well as expense referring to the reserve for adjusting the value of remaining shares to the expected realizable value (see Note 10).

In 2002, the Company's nonoperating expense was basically represented by the effects of the restatement/reversal of liabilities assumed by the Company due to the sale of its entire equity interest in Sifco S.A..

21. PENSION PLAN AND EXTRAORDINARY ITEM

The Company and its subsidiary Acesita Energética Ltda. provide their employees with two pension funds, Acesita Previdência Privada - ACEPREV and Plano de Seguridade Acesita (formerly CCF Fundo de Pensão), the principal purpose of which is to provide benefits supplementary to those provided by government social security. At December 31, 2003, ACEPREV and Plano de Seguridade Acesita had, respectively, 3,259 and 210 active participants (2,928 and 232 in 2002), and 509 and 383 retired participants, pensioners and participants on leave of absence (377 and 379 in 2002).

ACEPREV is a defined contribution plan with guaranteed benefits, which uses the financial capitalization method to calculate and accumulate the funds needed under the plan. Plan contributions are as follows:

(a) Participants: a percentage of their applicable salaries, at their option, without a maximum limit, and with a minimum of 3%. Participants can also make a voluntary contribution on the plan's anniversary date (December 1) in order to increase the balance for retirement. For this contribution, there is no sponsor participation.

(b) Sponsor: the Company contributes individually 100% of the participants' contributions, up to a limit of 5% of applicable salaries. The sponsor also makes a special contribution, in order to cover the minimum benefit for disability, sick pay, death and retirement, and to cover administrative expenses.

Plano de Seguridade Acesita is a defined contribution plan, with payment of income for life upon granting the benefit, and uses the financial capitalization method to calculate and accumulate the funds needed under the plan. Plan contributions are as follows:

(a) Participants: the participant defines annually the individual percentage (ranging from 0.5% to 5%) of his/her contribution for the following year, in accordance with a specific table based on age and length of service.

(b) Sponsor: limited to 4% of payroll of employees included in the benefit plan, annually, and is defined by a contribution multiplier (ranging from 0.30% to 6%) on the participant's individual contribution amount. The sponsor may opt to contribute, on a temporary or permanent basis, an additional amount, in accordance with its capabilities. Additionally, the sponsor currently contributes 1.35% on total payroll for general plan costing purposes.

As of December 31, 2003, a valuation of actuarial assets and liabilities of the pension plans sponsored by the Company was performed by an independent actuary, to analyze the effects on its financial statements.

Reconciliation of actuarial assets and liabilities is as follows:

	ACEPREV	PSA*
Present value of actuarial liabilities - vested	(197,269)	(17,822)
Fair value of plan assets	270,204	24,208
Plan surplus (partially recognized by the sponsor)	72,935	6,386

The estimated amounts to be recognized in the results for 2004 are as follows:

	ACEPREV	PSA*
Cost of current service, net	1,285	71
Interest on actuarial liability	7,450	1,932
Expected return on plan assets	(9,511)	(2,659)
Adjustment for asset recognition	-	758
Gross expense	(776)	102
Expected participants' contributions	(76)	(51)
Expected sponsor's contributions	4,189	-
Net expense	3,337	51
Administrative expense expected	1,329	10
Total	4,666	61

* Plano de Seguridade Acesita, managed by HSBC - Pension Fund

As of December 31, 2003 and 2002, the principal actuarial assumptions, both for ACEPREV and Plano de Seguridade Acesita, are as follows:

	2003	2002
Economic assumptions -		
Actuarial liability discount rate	11.30% per year	Same
Plan assets expected return rate	11.30% per year	Same
Salary increase rate	Inflation rate + 1% per year	Same
Benefit adjustment rate	Inflation rate	Same
Inflation rate	5% per year	Same
Decreasing tables -		
Mortality rate	UP-94	UP-84 with one-year severity
Disability rate	Mercer Disability 2.5	Mercer Disability
Disability mortality rate	IAPB-57	Same
Turnover rate	15% / (length of service + 1) for ACEPREV, and 25% / (length of service + 1) for PSA	Same
Other assumptions -		
Percentage of married active participants	90% of participants	Same
Age difference between men and women	Women 4 years younger than men	Same
Expected retirement age	50% on early retirement age 100% on normal retirement age (1)	Same

(1) Plano de Seguridade Acesita does not provide for early retirement and, therefore, the expected retirement age is considered to be the retirement based on length of service.

In 2001, the Federal Government waived the payment of interest and fines on income tax that was due by private pension plan entities and was being challenged in court. This waiver was granted only to companies that renounced their legal claims and paid the income taxes due at the original amounts.

Both ACEPREV and Plano de Seguridade Acesita decided to benefit from the waiver and paid the taxes due at the original amounts, limited to tax debts that had not yet expired.

The reversal of the excess accrual arising from the waiver granted, plus the positive balance of the pension plan program from the normal operations of the related entities, caused the fair value of the plans' assets to exceed the present value of actuarial liabilities in recent years.

This net asset had not been recognized by the sponsor in prior years, since the criteria for and expectations of reimbursement or reduction of future contributions of the sponsor were not clearly defined; accordingly, the actuarial asset amount to be recovered by the sponsor was still uncertain.

In 2003, this matter was extensively discussed by the entities, resulting in the ACEPREV Board of Directors' formal decision to reduce the sponsor's future contributions by the amount of R$ 18,204. This amount is equivalent to the portion attributable to the sponsor exclusively in relation to the reversal of the aforementioned accrual for income tax.

Accordingly, ACEPREV followed the decision of its Board of Directors and included the referred amount in a specific fund, segregated from other funds recorded in the financial statements, that will be exclusively used for settling future sponsor contributions that are not currently charged.

Therefore, the referred amount effectively became a sponsor credit with ACEPREV, fully recognized by the Company in the results of operations for the year ended December 31, 2003, under the caption "Extraordinary Item" which, after deduction of the respective taxes, resulted in the net amount of R$ 17,358.

As of December 31, 2003, the remaining balances of ACEPREV and Plano de Seguridade Acesita net assets were not recognized by the sponsor because of the uncertainty in the recovery by reimbursement or decrease in future contributions.

The charges included in results for the year amount to R$ 4,817 (R$ 4,279 in 2002) in the consolidated and R$ 4,599 (R$ 4,109 in 2002) for the Company, related to contributions to the aforementioned entities.

Companhia Siderúrgica de Tubarão - CST sponsors Fundação de Seguridade Social dos Empregados da Companhia Siderúrgica de Tubarão - FUNSSEST, which maintains a pension plan for its employees. FUNSSEST is a private, non-profit entity, which has administrative and financial autonomy. The financial information of this entity is available together with the financial statements of Companhia Siderúrgica de Tubarão - CST.

22. FINANCIAL INSTRUMENTS

The Company and its subsidiaries have financial instruments which are represented by cash and cash equivalents, accounts receivable, investments, loans, swaps and debentures. The Company maintains policies and operational strategies, seeking liquidity, return and safety, as well as procedures to monitor balances, and has operated with banks that meet the requirements of financial soundness and reliability, in accordance with defined management criteria. The control policy consists of the constant monitoring of contracted rates in relation to market rates.

Additionally, in order to reduce exchange variation effects, the Company contracts swap transactions (principally US$ for CDI - interbank deposit rate), in addition to receivables in U.S. dollars in connection with exports, thus reducing its exchange exposure. The notional amount of these swap instruments, as of December 31, 2003, was R$ 536,952 (US$ 185,848,000) (R$ 1,299,086 - US$ 367,669,000 in 2002), with scheduled maturities as follows:

Year	Consolidated and Company (notional amount)	
	2003	2002
2003	-	341,919
2004	524,884	943,036
2005	8,209	9,613
2006	3,859	4,518
	536,952	1,299,086

As of December 31, 2003, the balance of differentials related to these instruments, was a net liability of R$ 64,509 (2002 - receivable of R$ 280,154), of which R$ 42,235 was classified as current liabilities (2002 - R$ 252,910 as current and noncurrent assets), according to maturity dates, and R$ 22,274 (R$ 27,244 in 2002) was classified as a part of loans (foreign currency - working capital and other) in liabilities, according to the specific characteristics of each swap contract.

In 2003, the Company elected to decrease the volume of swap transactions, not renewing the contracts that expired during the year. This strategy is due to the increase of sales in the foreign market, as these receivables are a natural hedge, and to the option for loans in foreign currency linked to exports.

As of December 31, 2003, the net exposure of the Company and its subsidiaries to the exchange rate fluctuation risk is as follows:

	Book value	
	Consolidated	Company
Cash and cash equivalents	57,406	25,120
Accounts receivable and other	187,455	367,355
Notes receivable	89,583	-
Investments held for sale	170,494	170,494
Suppliers and other	(149,133)	(176,388)
Loans, net of swap differential effects	(1,861,525)	(1,860,465)
Swap transactions	536,952	536,932
Net exposure in 2003	(968,768)	(936,952)
Net exposure in 2002	(424,549)	(469,318)

As of December 31, 2003, financial instrument book values which significantly differ from market values, including current and long-term portions, are as follows:

	Consolidated		Company	
	Book value	Market value	Book value	Market value
Liabilities -				
Loans	1,992,226	1,865,560	1,989,902	1,863,384
Swap transactions				
Differentials payable	(42,235)	(25,686)	(42,235)	(25,686)

The investment in the jointly-controlled subsidiary Companhia Siderúrgica de Tubarão - CST is recorded at expected realizable value.

Market value was not estimated for investments in closely-held companies which do not have shares traded on stock exchanges.

Management believes that an allowance to adjust the book value of swaps to market value is not required as these instruments are expected to be held to maturity.

The market value of loans, swaps and debentures was determined by using current interest rates available in the market for transactions under similar conditions and maturities.

Market values are calculated at a specific time, based on available information and the Company's appraisal methodologies. Estimated amounts do not necessarily represent the amounts that could be realized in the market at the rates/quotations adopted. The use of different sources of information and appraisal methodologies could significantly affect the estimated market values.

Additionally, the Company is subject to credit risk in connection with its cash and cash equivalents and derivatives. This risk is minimized by concentrating its financial operations in financial institutions with good ratings. The Company does not have guarantee contracts for financial instruments. Credit risks arising from sales on account are minimized by constant monitoring and a strict policy for granting credit. In general, guarantees are not required for sales on account. The Company has recognized an allowance for receivables considered by management to be difficult to realize.

The Company is also exposed to the risk arising from price variations of its main input, nickel, the price of which changes in accordance with the international market. In order to minimize this risk, the Company implemented the "Extra Liga" concept for its customers located in Brazil, part of Europe, United States and Canada. That is, a portion of the sales price is adjusted by the average nickel quotation in the international market in the two months prior to the commercial contact (order placement). Accordingly, the price changes of this input, whether up or down, will be adjusted periodically. For markets where this concept was not adopted, the Company negotiates the sales prices of its products by lot (spot sales), based on the price of the purchased nickel at a volume compatible with the sales lots projected for these markets.

23. INSURANCE

The Company has insurance for its principal assets in amounts considered sufficient by management to cover possible losses. At December 31, 2003, coverage for possible damages is R$ 1,011,220, equivalent to US$ 350,000,000.

24. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

The following is the reconciliation to EBITDA with the Company's results of operations.

	Consolidated		Company	
	2003	2002	2003	2002
Income (loss) from operations	226,823	(269,842)	236,814	(284,047)
Financial items, net	258,897	652,608	270,571	627,787
Equity in subsidiaries and affiliates	(99,916)	(37,272)	(126,090)	(15,278)
Depreciation, amortization and depletion	136,433	117,447	119,031	103,485
EBITDA	522,237	462,941	500,326	431,947

25. SUPPLEMENTARY STATEMENTS

(a) Statements of cash flows

Aims at providing significant information on cash inflows and outflows for the years, by presenting the cash flows from operating, investing and financing activities.

	Consolidated		Company	
	2003	2002	2003	2002
Cash flows from operating activities:				
Net income (loss)	225,548	(300,076)	235,135	(302,900)
Adjustments to reconcile net cash generated from operating activities				
Depreciation, amortization and depletion	136,433	117,447	119,031	103,485
Results from sale of permanent assets	(463)	2,014	(4,420)	1,326
Equity in subsidiaries	(99,916)	(37,272)	(126,090)	(15,278)
Provision for adjusting investment in CST to market value	8,241	-	8,241	-
Investment gain in subsidiary	(1,092)	-	(1,092)	-
Extraordinary item	(17,358)	-	(17,358)	-
Recognition (reversal) of provisions	(9,578)	(51,959)	(6,726)	(80,497)
Financial expenses, including monetary and exchange variations and interest	232,453	681,485	206,567	663,394
(Increase) decrease in assets:				
Accounts receivable	9,034	(70,205)	(63,728)	(15,827)
Inventories	(65,623)	(68,555)	(65,121)	(52,492)
Net change in receivables from affiliated companies	3,719	129	47,176	(155,721)
Proceeds from dividends and interest on capital	36,613	20,351	36,613	20,351
Notes receivable	33,478	(137,316)	(5,611)	(11,237)
Other	(12,637)	(7,979)	(13,765)	(2,777)
(Increase) decrease in liabilities:				
Suppliers	(95,913)	(18,512)	(28,196)	(82,454)
Payroll and related charges	11,086	3,026	11,359	1,760
Accrued taxes	1,206	(25,646)	3,195	(25,796)
Other	6,260	(13,920)	7,605	5,134
Net cash provided from operating activities	401,491	93,012	342,814	50,471
Cash flows from investing activities:				
Additions to property, plant and equipment	(55,017)	(81,655)	(36,583)	(52,192)
Purchase of shares/quotas	(2,560)	(3,015)	(2,707)	(3,000)
Proceeds from sale of investments and property, plant and equipment	492,611	6,090	491,481	4,781
Net cash provided from (used in) investing activities	435,034	(78,580)	452,192	(50,411)
Cash flows from financing activities:				
Loans - foreign currency				
Borrowings	1,659,207	823,749	1,616,820	810,299
Payments	(1,616,478)	(1,109,558)	(1,521,053)	(1,081,019)
Loans and debentures - local currency				
Borrowings	196,063	622,989	192,780	622,157
Payments	(763,815)	(436,055)	(763,043)	(436,054)
Net cash used in financing activities	(525,023)	(98,875)	(474,496)	(84,617)
Increase (decrease) in cash and cash equivalents	311,502	(84,443)	320,510	(84,557)
Balance at beginning of the year	158,588	243,031	89,610	174,167
Balance at end of the year	470,090	158,588	410,120	89,610
Change in cash and cash equivalents	311,502	(84,443)	320,510	(84,557)

(b) STATEMENTS OF VALUE ADDED

Aims at showing to whom the Company allocates its income from operations: employees, government, third parties and shareholders. All information presented is derived from the accounting records, and there is only a reclassification of certain information contained in the traditional statement of operations.

	Consolidated		Company	
	2003	2002	2003	2002
REVENUE	2,735,187	2,071,284	2,629,846	1,962,238
Sales of products and services	2,724,884	2,081,861	2,620,100	1,960,831
Provision for doubtful receivables	(5,667)	(1,661)	(5,708)	43
Nonoperating and extraordinary item	15,970	(8,916)	15,454	1,364
INPUTS PURCHASED	(1, 865,128)	(1,339,539)	(1,839,717)	(1,294,614)
Raw materials consumed	(1,219,507)	(863,051)	(1,249,251)	(871,118)
Materials, energy, outside services, other	(637,380)	(456,673)	(582,225)	(403,681)
Loss on asset values	(8,241)	(19,815)	(8,241)	(19,815)
GROSS VALUE ADDED	870,059	731,745	790,129	667,624
Depreciation, amortization and depletion	(136,433)	(117,447)	(119,031)	(103,485)
NET VALUE ADDED PRODUCED BY COMPANY	733,626	614,298	671,098	564,139
VALUE ADDED RECEIVED IN TRANSFER	549,218	657,368	554,932	628,842
Equity pick-up	99,916	37,272	126,090	15,278
Financial income, including monetary and exchange Variations	449,302	620,096	428,842	613,564
VALUE ADDED AVAILABLE FOR DISTRIBUTION	1,282,844	1,271,666	1,226,030	1,192,981
VALUE ADDED DISTRIBUTED	1,282,844	1,271,666	1,226,030	1,192,981
Employees, including benefits	173,306	151,321	146,781	128,230
Taxes	188,980	181,393	156,654	159,415
Interest and rent (including monetary and exchange variations)	695,010	1,239,028	687,460	1,208,236
Net income (loss) for the year	225,548	(300,076)	235,135	(302,900)

26. SUBSQUENT EVENT

In March 2004, the Company entered into an agreement with MTP - Metalúrgica Tubos de Precisão Ltda - a company which, in March 2002, acquired 99.89 % of the voting capital and 98.95% of the total capital of SIFCO S.A. from the Company - in order to solve the issue relative to whom should assume the SIFCO liability portion of approximately R$ 20.000 (original amount, equivalent to R$ 26.673 on December 31, 2003) and that, according to the sales agreement for this investment, was conditioned to the amount of operating cash generated by SIFCO in 2002 (see Note 9).

In general, this agreement stablished the assumption of 50 % of these liabilities by the Company, the assignment to SIFCO of assets (judicial, tax and real estate credits) recorded by the Company at an approximate amount of the remaining 50 % as well as the offset of loans between the two companies.

Since the total amount of the liability had conservatively been recognized in the Company's statements at the time of sale of SIFCO to MTP (see Note 9), the present agreement will not result in material effects on the Company's financial statements.

The document that formalizes the above mentioned agreement is being analyzed by legal counsel of the parties.

* * * * * * * * * *

BOARD OF DIRECTORS

Joaquim Ferreira Amaro
Chairman

Gerard Louis Michel Bernard
Vice - chairman

Ana Maria Horta Veloso
Board Member

Antônio Alberto Gouvêa Vieira
Board Member

Cezar Manoel de Medeiros
Board Member

Ciro Ferreira Gomes
Board Member

Eustáquio Cota Magalhães
Board Member

Jean-Yves André Aimé Gilet
Board Member

José Leite Pereira Filho
Board Member

Paul Lodewijk Juul Emiel Matthys
Board Member

EXECUTIVE BOARD

Luiz Anibal de Lima Fernandes
Chief Executive Officer

Benoît Pierre Marie Carrier
Director for Technology and Development

Gilberto Audelino Correa
Chief Financial and Investor Relations Officer

João Manoel de Carvalho Neto
Human Resources and Administration Director

Paulo Roberto Magalhães Bastos
Industrial Operations Director

Sérgio Augusto Cardoso Mendes
Sales and Logistic Director

AUDIT COMMITTEE

Caio Marcelo de Medeiros Melo
Councillor

Raul Gomide
Councillor

Ronaldo Lúcio Teixeira Nery
Councillor

REGISTERED CHIEF ACCOUNTANT

Waldo Roberto Justo
CRC-MG-74.715/O-6